ADVERUM BIOTECHNOGIES, INC.

100 Cardinal Way

Redwood City, California 94063-6548

April 28, 2023

VIA EMAIL AND EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3720

Washington, D.C. 20549

Attn: Doris Gama

RE:	Adverum Biotechnogies, Inc.

Registration Statement on Form S-3

File No. 333-271431

Ladies and Gentlemen:

Adverum Biotechnogies, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 to become effective on May 2, 2023, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable thereafter.

Once the Registration Statement has been declared effective, please orally confirm that event with Kenneth Guernsey of Cooley LLP, counsel to the Registrant, at (415) 693-2091, or in his absence, Brett White at (650) 843-5191.

Very truly yours,

ADVERUM BIOTECHNOGIES, INC.

By:	/s/ Linda Rubinstein
Name:	Linda Rubinstein
Title:	Chief Financial Officer

cc:	John Rakow, General Counsel, Adverum Biotechnogies, Inc.

Kenneth Guernsey, Cooley LLP

Brett White, Cooley LLP